Exhibit 99.4

EXECUTIVE RETIREMENT AND TRANSITION AGREEMENT

This Executive Retirement and Transition Agreement (the "Agreement") is made by and between **LEE ENTERPRISES, INCORPORATED** (hereinafter "Lee" or the "Company") and **KEVIN D. MOWBRAY** (hereinafter "Mowbray") as of December 30, 2025.

R E C I T A L S:

A.	Mowbray and the Company are parties to that certain Amended and Restated Employment Agreement dated February 17, 2016 (the "Employment Agreement").

B.	Mowbray intends to voluntarily retire his employment, to be effective concurrently with the closing of the transactions contemplated by the Stock Purchase Agreement dated as of December 30, 2025 (the "Purchase Agreement") between the Company and David Hoffmann (or an affiliate) and the other investors signatory thereto, from the position of President and Chief Executive Officer of Lee, as an officer and director of any Lee subsidiary or affiliate, and as an employee of Lee (the date on which such resignation becomes effective, the "Effective Date").

Lee and Mowbray desire to set forth certain agreements with respect to Mowbray's retirement from employment with Lee.

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1.	**Resignation.** Mowbray hereby agrees to resign, effective on the Effective Date, from the position of President and Chief Executive Officer of Lee, as an officer and director of Lee and any and all subsidiaries and affiliated of Lee, and as an employee of Lee (provided that if the Effective Date occurs prior to the expiration of the 7-day revocation period described below, then this Agreement will be effective as of the expiration of such revocation), and Lee hereby accepts such resignation when tendered. Mowbray shall receive all pay and benefits thru the Effective Date. The consideration set forth in this Agreement shall be in satisfaction of and in lieu of, and Mowbray waives all rights to or in respect of, any salary or other compensation or perquisite, whether or not fully earned, accrued or vested at the Effective Date not described in paragraph 2, including any compensation described in Section 6 of the Employment Agreement. This includes but is not limited to accrued and unused vacation, and any claims which are capable of assertion as a consequence of or in connection with his employment or resignation from employment. Mowbray shall have the right to convert his status in his Lee benefits as may be provided under the benefit plan documents or by federal or state statute to a resigning executive of Lee, including COBRA.

2.	**Consulting Services.** Mowbray hereby agrees, commencing on the Effective Date and extending through May 31, 2026 (the "Consulting Term"), to provide such consultation, advice and assistance in the transition and operation of Lee's business as shall be reasonably

Exhibit 99.4

requested, by the President and Chief Executive Officer, of the Company or his/her designee. Mowbray hereby agrees to make himself available to the Company by telephone and email for such consultation, advice and assistance as reasonably necessary to inform executives of Lee with regard to matters as to which Mowbray has knowledge as a consequence of and related to his employment by Lee. Reasonable out-of-pocket expenses incurred by Mowbray in providing such consulting services shall be paid or reimbursed by Lee.

3. **Additional Consideration**. Provided Mowbray has not revoked this Agreement as set forth in Exhibit "A" attached, as consideration for the covenants of Mowbray in paragraph 6 and 7 of this Agreement, Lee agrees as follows:

(a) The Company agrees to pay Mowbray a severance of $1,500,000, which shall be payable in thirty-six (36) equal installments through the Company payroll process and in accordance with the Company's general payroll practices.

(b) The Company agrees to pay Mowbray and spouse COBRA medical premiums for Mowbray and Mowbray's spouse for a period of eighteen (18) months, commencing as of the date upon which such COBRA continuation coverage for Mowbray and his spouse shall commence.

(c) Mowbray shall be permitted to retain his Company issued laptop and phone, with appropriate deletion for protection of confidential information of the Company.

4. **Indemnification.**
Notwithstanding any provision of this Agreement to the contrary, Mowbray will continue to be entitled to indemnification from Lee, as and to the extent provided in its Certificate of Incorporation or By-laws, or in its Indemnification Agreement with Mowbray dated September 19, 2002, with respect to acts occurring while he was or is an officer or employee of, or consultant to Lee, or performed services for any employee benefit plan of Lee, and Mowbray will continue to be entitled to coverage with respect to such acts to the extent afforded under any liability insurance maintained by Lee for the general benefit of its employees, officers and directors.

5. **Non-Competition, Non-Solicitation and Confidential Information**. In consideration of the Payments to be made hereunder:

(a) Unless approved by the President and Chief Executive Officer of the Company in advance, for a period of twelve (12) months following the Effective Date, Mowbray shall not Compete with the Company, or any of its affiliated companies, provided Mowbray is permitted to own up to one percent (1%) of the outstanding capital stock or other equity interests of any publicly-traded Person that is a Competitor, and/or serve in the capacity of a paid Board member for any business or not-for-profit organization.

(b) Unless approved by the President and Chief Executive Officer of the Company in advance, for a period of twelve (12) months following the Effective Date, Mowbray shall not, directly or indirectly, solicit the employment of, assist in the soliciting of the employment of, or hire any employee of the Company or any of its affiliated companies, or induce any Person

Exhibit 99.4

who is an employee, agent or contractor of the Company to terminate such relationship, or to join with Mowbray or any other Person for the purpose of leaving the employ or such other relationship with the Company or any of its affiliated companies and undertaking any form of business. The preceding sentence shall not prevent Mowbray's employer from hiring any employee of the Company who contacts Mowbray's employer of his or her own initiative in response to advertisements or other general solicitations of employment from Mowbray's employer not specifically directed to such employee.

(c)   For a period of twelve (12) months following the Effective Date, Mowbray shall not, directly or indirectly, solicit Customers for any purpose related to the Restricted Business.

(d)   The restrictions set forth in subparagraphs 5(b) and 5(c) shall not apply to general advertising or other general solicitations not intended to target employees or Customers of the Company.

(e)   Mowbray shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by Mowbray during Mowbray's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by Mowbray or representatives of Mowbray in violation of this Agreement). After termination of Mowbray's employment with the Company, Mowbray shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this subparagraph 6(e) constitute a basis for deferring or withholding any amounts otherwise payable to the Mowbray under this Agreement.

(f)   In the event of Mowbray's actual or threatened breach of this paragraph 6, the Company shall be entitled to an injunction restraining Mowbray therefrom, and shall not be deemed to be the exclusive remedy for any such breach, but shall be in addition to all other remedies at law or in equity. Mowbray agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. If, at the time of enforcement of this paragraph 6, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

(g)   For purposes of this paragraph 6, the following terms shall have the respective meanings set forth below:

(i)   "Compete" means to, directly or indirectly, own, manage, control or participate in the ownership, management, or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor or otherwise with, any Competitor, or otherwise directly or indirectly engage in any Restricted Business primarily targeted to the Restricted Area; provided that Compete shall not include providing consultative services regarding cost management or reduction strategies or initiatives.

Exhibit 99.4

(ii)   "Competitor" means any Person (other than the Company or its affiliated companies) who undertakes any Restricted Business.

(iii)   "Customer" means any Person who was a customer of, had a contractual relationship with, or was a prospective customer of the Company or its affiliated companies, at any time within the twenty-four (24) month period ending on the Effective Date. "Person" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended.

(iv)   "Restricted Business" shall mean any multi media news and/or advertising business that competes with the Company.

6. **RELEASE**. In exchange for receiving payment of the amounts described in Section 4(a) above, Mowbray releases the Company, its directors, officers, and any affiliate or subsidiary from any and all debts, obligations, claims, losses, injuries, damages, causes of action, demands or any other rights arising out of or related to his employment with Lee, the termination of such employment, or any compensation of any nature either paid or alleged to be owing to you, including, but not limited to:

a. Any claim relating to alleged employment discrimination, harassment, or civil rights violations whether based upon statutory or common law claims, such as, but not limited to, any possible claims arising under Title VII of the Civil Rights Act of 1964, as amended; the Family and Medical Leave Act; the Age Discrimination in Employment Act of 1967, as amended; the Older Worker Benefits Protection Act, as amended; the Americans with Disabilities Act, as amended; the Genetic Information Non-Discrimination Act; the Civil Rights Act of 1991; the Employee Retirement Income Security Act, as amended; the Iowa Civil Rights Act, as amended, and any other federal, state, or local statute or law;

b. Any claim under the Employment Agreement or any other agreement between Mowbray and the Company;

c. Any other claim related to wrongful discharge, breach of any express or implied promise, misrepresentation, retaliation, whistleblower claims, breach of public policy, breach of any privacy rights, infliction of emotional distress, negligence, defamation, claims for lost wages or bonuses, claims relating to any form of employee benefits, claims for attorney fees or costs; and

d. Any other claim, action or liability arising under any federal, state or local statute or ordinance, or common law arising out of or in connection with Mowbray's employment with the Company.

The releases contained in this Agreement are intended to include all claims that may exist at the time of its execution, including claims that Mowbray may not know or suspect to exist. Execution of this Agreement shall result in the extinguishment of any such claim or claims.

By signing this Agreement, Mowbray also gives up any and all rights he may have for individual relief under the laws listed above, and any other laws.

Exhibit 99.4

In exchange for the payments to be made under this Agreement, Mowbray specifically waives any claims that he may have under the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, and any successor to either of these laws or any other similar law.

A "covenant not to sue" is a legal term, and it is different from the Release of all claims set forth above. Besides waiving and releasing the claims covered in the Release of all claims section above, to the fullest extent permitted by law, Mowbray agrees never to sue Lee in any forum for any reason arising out of or related in any way to his employment and/or separation of employment, including but not limited to claims, laws or theories covered by the Release of all claims language set forth above. Notwithstanding Mowbray's covenant not to sue as provided herein, such covenant shall not apply to any claims for which Mowbray is not providing a release or otherwise waiving under the terms of this Agreement.

By signing this Agreement, Mowbray will not waive (a) his rights under state unemployment insurance law, (b) his rights under state workers compensation laws, (c) the right to file a charge or complaint or otherwise communicate with the EEOC or equivalent state agency or other governmental agency, although Mowbray agrees that he is waiving any right that Mowbray may have to obtain or receive any monetary damages or other relief of any kind directly from the Company or Lee as a result of any action or proceeding brought by Mowbray or by any other person or entity on behalf of Mowbray regarding such claims; (d) any other rights or claims that Mowbray may have that cannot, by law, be released by private agreement; (e) Mowbray's right to enforce this Agreement and the terms hereof; (f) any rights that Mowbray may have under ERISA or any federal, state or local law to claim retirement benefits or any other employee benefits to which Mowbray has a vested right as of the Effective Date, or in which Mowbray attains any vested right as a result of his entering into this Agreement or the voluntary resignation of employment with Lee; and (g) any rights or claims that arise after the date of this Agreement. Nothing in this Agreement is intended to or will be used in any way to limit Mowbray rights to communicate with, participate in any investigation or proceeding conducted by, or report any allegations of unlawful conduct to a government agency, as provided for, protected under or warranted by applicable law.

By signing this Agreement, Mowbray represents that (a) he has disclosed to Lee any and all work-related injuries that he may have suffered; and (b) as of the Effective Date, he will have been paid in full all wages due and owing for any and all work performed for Lee through the Effective Date. If there is any work-related injury that has not been reported or if have not been paid for all work performed, Mowbray must report this to his Human Resources representative immediately.

       7.   **Notices.** Any notices to be given hereunder by either party to the other shall be effective when mailed, registered or certified, postage prepaid with return receipt requested, except as otherwise noted. Mailed notices shall be addressed to the parties at the addresses appearing below, but each party may change address by written notice to the other.

Exhibit 99.4

If to Lee:

President and Chief Executive Officer
Lee Enterprises, Incorporated
201 N. Harrison St., Suite 600
Davenport, IA 52801
Attn: President & Chief Executive Officer

If to Mowbray: Kevin D. Mowbray
                      [*****]

8.   **Independent Consultation.** Mowbray acknowledges that he has been advised to consult with advisors of his choice, including an attorney and a tax or financial consultant, prior to signing this Agreement; that he has been afforded an opportunity to review this Agreement with advisors of his choice, including an attorney or tax or financial consultant; that he has read and understands this Agreement; and that he has signed this Agreement freely and voluntarily.

9.   **Modification.** Any modification of this Agreement will be effective only if in writing and signed by both parties.

10.   **Waiver.** The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver of any such provision. The rights granted each party herein are cumulative and the election of one shall not constitute a waiver of such party's right to assert all legal remedies available under the circumstances.

11.   **Right to Cure.** Any material violation by either party to this Agreement shall, after notice to the violator with an opportunity to cure said violation and without the cure thereof within a reasonable period (not to exceed 10 days with respect to monetary items and 30 days otherwise), entitle the other party to proceed against the violator by all legal and equitable process available, including injunctive relief and monetary damages. In the event of violation or threatened violation of this Agreement, then in addition to any other damages or remedies available, the prevailing party shall be entitled to recover reasonable attorney's fees and all costs of suit incurred in enforcing this Agreement.

12.   **Successors and Assigns.** This Agreement and all of its provisions shall be binding upon and inure to the benefit of any successors, assigns, personal representatives or heirs of the parties hereto.

13.   **Applicable Law.** This Agreement shall be construed and enforced in accordance with the laws of the State of Iowa.

14.   **Prior Agreements.** This Agreement supersedes and cancels any and all other prior agreements and understandings between the parties existing at the date set forth below, including the parties' Amended and Restated Employment Agreement dated February 17, 2016.

Exhibit 99.4

THIS AGREEMENT INCLUDES A RELEASE OF CLAIMS. READ CAREFULLY BEFORE SIGNING. THE PARTIES ARE ADVISED TO CONSULT WITH A LAWYER TO UNDERSTAND THE LEGAL EFFECT OF THIS AGREEMENT.

Mowbray has 21 days to think about whether he wants to agree, although he may sign this Agreement sooner if he wishes.

Signature page follows

Exhibit 99.4

LEE ENTERPRISES, INCORPORATED

By: /s/ Astrid Garcia   /s/ Kevin D. Mowbray
Astrid Garcia   Kevin D. Mowbray
Vice President – Human Resources and
Lega; Chief Legal Officer

REVOCATION

This Agreement does not take effect until the eighth day after signed by Mowbray. The day Mowbray signs the Agreement is counted as the first day. Mowbray may revoke this agreement by signing on the additional space provided below and giving an original copy of this contract back to Astrid Garcia, VP Legal and HR; Chief Legal officer of Company, prior to 5:00 P.M. on the seventh day. If the seventh day is a Saturday, Sunday, or legal holiday, then receipt by Lee on the next business day shall be considered to be within the seven days.

I hereby revoke my agreement with Lee Enterprises, Incorporated.

Date: _____

_____
Kevin D. Mowbray

Signature Page – Mowbray
Executive Separation and Transition Agreement